UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

THESTREET.COM, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 88368Q103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin H. Peretz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [x]
3. SEC Use Only
4. Citizenship or Place of Organization: United States
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,917,486
6. Shared Voting Power 483,138
7. Sole Dispositive Power 2,917,486
8. Shared Dispositive Power 483,138
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,624
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11. Percent of Class Represented by Amount in Row (9) 12.3%
12. Type of Reporting Person (See Instructions)
IN

Page 2 of 8 pages

Item 1.

(a)  Name of Issuer: TheStreet.com, Inc

(b)  Address of Issuer’s Principal Executive Offices: 14 Wall Street, 15th Floor, New York, New York 10005

Item 2.

(a)  Name of Person Filing: Martin H. Peretz

(b)  Address of Principal Business Office or, if none, Residence: c/o The Clark Estates, Inc., 1 Rockefeller Plaza, New York, New York 10020

(c)  Citizenship: United States

(d)  Title of Class of Securities: Common Stock, $.01 par value per share

(e)  CUSIP Number: 88368Q103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)  ☐  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The percentages used herein are calculated based upon the 27,564,168 Shares issued and outstanding, as of November 7, 2006, as reported on the Issuer’s Quarterly Report on Form 10-Q with respect to the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission.

Page 3 of 8 pages

(a)  Amount beneficially owned (as of December 31, 2006): 3,400,6241

(b)  Percent of class: 12.3%

(c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,917,4862

(ii) Shared power to vote or to direct the vote: 483,1383

(iii) Sole power to dispose or to direct the disposition of: 2,917,4862

(iv) Shared power to dispose or to direct the disposition of: 483,1383

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

_______________________________________

1     The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of common stock of the Issuer (“Shares”) described in this Schedule 13G.

2     Dr. Peretz has sole voting and dispositive power with respect to: a) 182,474 Shares held directly by Dr. Peretz; b) 2,430,508 Shares held directly by Peretz Partners L.L.C., by virtue of his position as manager of Peretz Partners L.L.C.; c) 254,504 Shares held directly by Peretz Family Investments, L.P. (“PFI”), by virtue of his position as a General Partner of PFI; and d) 50,000 Shares underlying stock options currently exercisable by Dr. Peretz under TheStreet.com’s 1998 Stock Incentive Plan. Dr. Peretz hereby expressly disclaims beneficial ownership of Shares held by Peretz Partners L.L.C. and PFI, and the filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

3      Dr. Peretz has shared voting and dispositive power with respect to: a) 310,257 Shares held by the family of Dr. Peretz including his wife and children; b) 18,174 Shares held by Trust B of which Dr. Peretz is a co-trustee; c) 73,618 Shares held by the Trust for Martin H. Peretz, for which Dr. Peretz is the beneficiary; d) 79,089 Shares held by the Trust for Anne L. Peretz; and e) 1,000 Shares held by each of the Jesse Peretz Trust A and the Evgenia Peretz Trust A, for each of which Dr. Peretz is a co-trustee. The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares described in a) through e) of this note.

Page 4 of 8 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date
/s/ Richard C. Vanison
Signature
Richard C. Vanison**
Name/Title

                                                      ** Signing on behalf of Martin H. Peretz by power of attorney.

Page 5 of 8 pages

Exhibit A

GENERAL POWER OF ATTORNEY

Notice: The powers granted by this document are broad and sweeping. They are defined in New York General Obligations Law, Article 5, Title 15, Section 5-1502A through 5-1503, which expressly permits the use of any other or different form of power of attorney desired by the parties concerned.

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

That I, MARTIN PERETZ, 20 Larchwood Drive, Cambridge, Massachusetts 02138, do hereby appoint ANNE L. PERETZ, my wife, 20 Larchwood Drive, Cambridge, Massachusetts 02138; KEVIN S. MOORE, Apartment 22J, 160 West 66th Street, New York, New York 10023; ERIC L STRAUS, 165 Old Norwalk Road, New Canaan, Connecticut 06840; RICHARD C. VANISON, 2 Ocean Avenue, Massapequa, New York 11758; and WILLIAM T. BURDICK, 26 Indian Valley Road, Ramsey, New Jersey 07446, my attorneys-in-fact to ACT SEVERALLY:

FIRST: In my name, place and stead in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations law to the extent that I am permitted by law to act through an agent:
(A.) real estate transactions;
(B.) chattel and goods transactions;
(C.) bond, share and commodity transactions;
(D.) banking transactions;
(E.) business operating transactions;
(F.) insurance transactions;
(G.) estate transactions;
(H.) claims and litigation;
(I.) personal relationships and affairs;
(J.) benefits from military service;

Page 6 of 8 pages

(K.) records, reports and statements;
(L.)  full and unqualified authority to my attorneys-in-fact to delegate any or all of the foregoing powers to any person or persons whom my attorneys-in--fact shall select;
(M.) all other matters;
including, without limiting the generality of the foregoing, the following powers:
I. To sell, assign, transfer, satisfy and deliver any bonds secured by mortgage which I now own or may hereafter acquire and to execute and deliver proper assignments or satisfactions therefor; to extend the time of payment of the principal and interest due upon such bonds or any other obligation in which I may be interested, either as creditor or debtor, upon such terms and conditions as may be deemed advisable, and to execute and deliver proper extension agreements therefor; to sign, execute, acknowledge and deliver releases from the lien of any and all mortgages which I now own or which I may hereafter acquire whether such lien covers the whole or any part of the premises described in such mortgage, upon such terms and conditions as may seem advisable and to receive payment therefor and to give proper releases, satisfactions and receipts therefor.
II. To prepare, execute and file on my behalf any and all reports and other filings (and any amendments thereto) required to be made with the Securities and Exchange Commission or any stock exchange or registered securities association.
III. To make gifts of any of my property to any of my spouse and issue of any degree and not necessarily per stirpes, including an attorney-in-fact in an individual capacity, provided that an attorney-in-fact, other than my spouse, may not make a gift to himself or herself in excess of $10,000 in any one tax year, noncumulative.
SECOND: To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile of this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation or termination shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

Page 7 of 8 pages

THIRD: This power of attorney shall not be affected by the subsequent disability or incompetence of the undersigned.
IN WITNESS WHEREOF, I have hereunto signed my name and affixed my seal this     16th       day of        November    , 2000.

/s/ Martin H. Peretz	(L.S.)

STATE OF NEW YORK    )
                                               : ss:
COUNTY OF NEW YORK )

On the     16th     day of   November         , 2000 , before me personally came Martin Peretz to me known to me to be the indivdiual described in, and who executeds the foregoing instrument, and acknowledged to me that he executed the same.

/s/ Vivien Troy
Notary Public

Page 8 of 8 pages